Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 13 FEBRUARY 5, 2020
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 13 DATED FEBRUARY 5, 2020
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated June 17, 2019 and Supplement No. 11 dated December 27, 2019, which amended and superseded all prior supplements, and Supplement No. 12 dated January 7, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the daily net asset value, or "NAV", per share, as determined in accordance with our valuation procedures, for each business day from January 1, 2020 through January 31, 2020, for each of our classes of common stock; and

•	updates to "Management - Executive Officers and Directors."
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from January 1, 2020 through January 31, 2020. We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we obtain mortgage financing on a long-term, fixed-rate basis and utilize interest rate swaps to hedge a portion of our variable rate borrowings. During the month of January 2020, continued volatility in interest rates continued to impact such fair values. The principal balance of our borrowings is not affected by changes in interest rates, and future increases in interest rates would have a positive impact on the fair value of our fixed rate borrowings and interest rate swaps.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
January 1, 2020	$9.44	$9.43	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
January 2, 2020	$9.44	$9.44	$9.43	$9.43	$9.31	$9.31	$9.30	$9.35
January 3-5, 2020	$9.44	$9.43	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
January 6-7, 2020	$9.43	$9.43	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
January 8-12, 2020	$9.44	$9.43	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
January 13, 2020	$9.44	$9.44	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
January 14, 2020	$9.44	$9.44	$9.43	$9.43	$9.31	$9.31	$9.30	$9.35
January 15, 2020	$9.44	$9.44	$9.43	$9.43	$9.30	$9.31	$9.30	$9.35
January 16, 2020	$9.44	$9.44	$9.43	$9.43	$9.30	$9.30	$9.30	$9.35
January 17-20, 2020	$9.44	$9.44	$9.43	$9.43	$9.31	$9.31	$9.30	$9.35
January 21, 2020	$9.45	$9.44	$9.43	$9.43	$9.31	$9.31	$9.31	$9.35
January 22, 2020	$9.44	$9.44	$9.43	$9.43	$9.31	$9.31	$9.30	$9.35
January 23, 2020	$9.44	$9.44	$9.43	$9.43	$9.30	$9.31	$9.30	$9.35
January 24-27, 2020	$9.44	$9.44	$9.43	$9.43	$9.30	$9.30	$9.30	$9.35
January 28, 2020	$9.43	$9.43	$9.42	$9.42	$9.29	$9.30	$9.29	$9.34
January 29, 2020	$9.44	$9.43	$9.42	$9.42	$9.30	$9.30	$9.30	$9.34
January 30, 2020	$9.43	$9.43	$9.42	$9.42	$9.29	$9.30	$9.29	$9.34
January 31, 2020	$9.46	$9.45	$9.44	$9.44	$9.32	$9.32	$9.32	$9.36
On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website, www.gcear.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.

Updates to "Management - Executive Officers and Directors"
On January 15, 2020, Travis W. Bushman and Mark Chrisman were promoted to Managing Director, Asset Management of GCEAR. The following biographies of Mr. Bushman and Mr. Chrisman are hereby added in between Julie A. Treinen's biography and David J. Congdon's biography under "Management - Executive Officers and Directors":
Travis W. Bushman is our Managing Director, Asset Management and has held that position since January 2020. From December 2018 to January 2020, he was our Senior Vice President, Asset Management. Mr. Bushman held that same position at GCC from January 2015 to December 2018. He was also the Vice President, Asset Management of GCC from October 2008 until December 2014. From August 2004 to September 2008, Mr. Bushman served as Vice President and Associate-Acquisitions for Argus Realty Investors, a real estate investment management company specializing in tenant-in-common investments, private exchange programs and real estate funds. During his four years at Argus, Mr. Bushman was involved in the acquisition and due diligence of over $800 million of commercial real estate transactions throughout the United States. Prior to Argus, Mr. Bushman was the Senior Information Manager for CB Richard Ellis in Orange County, California from December 1999 to July 2004. Mr. Bushman earned his B.A. in Economics from the University of Southern California.
Mark Chrisman is our Managing Director, Asset Management and has held that position since January 2020. From December 2018 to January 2020, he was our Senior Vice President, Asset Management. Mr. Chrisman held that same position at GCC from July 2017 to December 2018. During Mr. Chrisman’s more than 23-year career in commercial real estate, he has been a principal in over $2 billion in transactions, and has been integrally involved in many aspects of the industry, including asset management, acquisitions and dispositions, fund and portfolio management, and technology development. From October 2008 to June 2017, Mr. Chrisman was founder and CEO of MWCPartners and Real Integrated Technology, LLC.  The firms combined to provide executive-level commercial real estate consulting, as well as created several commercial real estate focused technology products and services.  Prior to forming MWCP and RIT, Mr. Chrisman was an Executive Vice President with Grubb & Ellis Realty Advisors, the investment management arm of Grubb & Ellis Company, from January 2006 to January 2008. He was involved in fundraising and tasked with the establishment and execution of the opportunistic investment strategy in office and industrial assets, asset management of acquired assets, and day-to-day responsibility for the operation of the fund. Prior to joining Grubb, Mr. Chrisman was with Trizec Properties, Inc. from August 1997 to December 2005.  At Trizec, Mr. Chrisman was Vice President of Capital Transactions responsible for the identification and acquisition of new office properties and operating companies, as well as the disposition of existing portfolio properties within several primary and secondary markets. Mr. Chrisman was instrumental in developing and executing the strategic repositioning of the company’s portfolio from 2002 to 2004. Prior to joining Trizec, Mr. Chrisman was with General Growth Properties, a retail focused real estate investment trust, and an asset manager for private retail developer Equity Properties and Development, L.P. A member of the Mortgage Bankers Association, Real Estate Investment Advisory Counsel, Urban Land Institute, CoreNet and a current board member of Real Integrated Technology, LLC, Mr. Chrisman earned his B.A. in Finance and Real Estate from the Ohio State University and received his M.B.A. from the University of Chicago, Booth School of Business.